Exhibit 99.1

AIR Announces Results of Extraordinary General Meeting of Shareholders

DUBAI, United Arab Emirates — August 26, 2026 — AIR Global PLC (“AIR” or the “Company”) (NASDAQ: AIIR), a global leader in advanced flavored inhalation technologies and pioneer of next-generation nicotine delivery systems, today announced the results of an Extraordinary General Meeting ("EGM") of shareholders held at 2:00 p.m. London time on August 24, 2026, at Sovereign Gate, 18-20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom.

All of the proposals submitted to shareholders at the EGM were approved.

Shareholders approved the repurchase by the Company of 5,000,000 ordinary shares beneficially owned by Harraden Circle Investors, LP and related Harraden entities, at a price of US$10.49 per share, representing an aggregate purchase price of US$52.45 million. Shareholders also approved the related share repurchase contract in connection with the prepaid share forward agreement entered into on May 11, 2026.

Shareholders further granted the Company general authorities to repurchase ordinary shares in the future through both off-market transactions, including issuer tender offers or privately negotiated transactions, and open market purchases on a securities exchange. These authorities are intended to provide the Board with flexibility to manage the Company’s capital structure efficiently, subject to applicable law, market rules, liquidity requirements and the directors’ fiduciary duties. Other than the Harraden repurchase, the Company has no other share repurchases currently planned.

In addition, shareholders approved amendments to the Company’s articles of association to permit notices of general meetings to be given by drawing shareholders’ attention to a notice published on the Company’s website, subject to applicable legal and stock exchange requirements.

Details of the votes received, and how the votes were cast, for each resolution are set out below.

Total issued share capital: 160,386,602 shares

Proposal #1 Harraden Share Repurchase Proposal
	For	Against	Abstained
Total shares voted	148,449,584	21,303	6
% of voted	99.98%	0.01%	-
% of total issued share capital	92.55%	0.01%	-

Proposal #2 Harraden Share Repurchase Agreement Proposal
	For	Against	Abstained
Total shares voted	148,449,536	21,351	6
% of voted	99.98%	0.01%	-
% of total issued share capital	92.55%	0.01%	-

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Proposal #3 Off-Market Share Repurchase Proposal
	For	Against	Abstained
Total shares voted	132,266,153	16,204,734	6
% of voted	89.08%	10.91%	-
% of total issued share capital	82.46%	10.10%	-

Proposal #4 Open Market Share Repurchase Proposal
	For	Against	Abstained
Total shares voted	148,451,738	19,149	6
% of voted	99.98%	0.01%	-
% of total issued share capital	92.55%	0.01%	-

Proposal #5 Articles Amendment Proposal
	For	Against	Abstained
Total shares voted	132,272,322	16,198,565	6
% of voted	89.08%	10.91%	-
% of total issued share capital	82.47%	10.09%	-

About AIR

Founded in 1999 and headquartered in Dubai, AIR is a global consumer brands and innovation company with a presence in more than 90 markets worldwide. Its portfolio reaches millions of adult consumers across social inhalation and modern nicotine categories through brands including Al Fakher (flavored shisha molasses), Crown Switch (closed system pod vaping platform), Crown Gems, and Al Fakher nicotine pouches.

AIR's strategy combines category-leading brands, scientific research, and in-house innovation capabilities. Strategic investments such as Greentank and royalty-generating intellectual property partnerships such as Crown Bar enhance its participation in fast-growing nicotine and inhalation categories. The company develops next-generation technologies and products, including OOKA.

By connecting brands, technology, science, and commercial partnerships, AIR is building a differentiated platform positioned to shape the future of adult consumer experiences.

Forward‑Looking Statements

This press release contains “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” or, in each case, their negative or other variations or comparable terminology.

Such forward‑looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward‑looking statements, including, among others: statements regarding the announced annual general meeting; the Company’s ability to execute its product development and

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commercialization strategy; and other risks described in the Company’s filings with the SEC, including the Company’s Registration Statement on Form F-4, as amended, and subsequent furnished or filed reports.

Nothing in this press release should be regarded as a representation by the Company that the forward‑looking statements will be achieved. Forward‑looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations:

Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296

Anuja Shendye: Anuja.shendye@air.global; +971-58-907-8782

investor@air.global

AIR Media Relations:

ICR for AIR

For more information, email inquiries to AIRglobal@icrinc.com

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